Filed Pursuant to Rule 424(b)(3)
Registration No. 333-101899

Prospectus Supplement

(To Prospectus dated June 10, 2003)

Convergys Corporation

$250,000,000

4.875% Senior Notes due 2009

Interest Payable June 15 and December 15.

Issue price: 99.791%

The notes will mature on December 15, 2009. Interest will accrue from December 21, 2004. We may redeem the notes in whole or in part at any time prior to maturity at the redemption price described on page S-9.

The notes will be senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding and will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds to Us
Per Note	99.791%	0.600%	99.191%
Total	$249,477,500	$1,500,000	$247,977,500

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors on or about December 21, 2004.

Joint Book-Running Managers

Citigroup	JPMorgan

Joint Lead Manager

Bear, Stearns & Co. Inc.

Co-Managers

Deutsche Bank Securities	Fifth Third Securities, Inc.	Piper Jaffray
PNC Capital Markets, Inc.	Scotia Capital	Wachovia Securities

December 16, 2004

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

In this prospectus supplement and the accompanying prospectus, the words “company,” “we,” “our,” “ours,” and “us” refer to Convergys Corporation and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain “forward-looking” information, as defined in the Private Securities Litigation Reform Act of 1995, that is based on current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Sometimes these statements will contain words such as “believes,” “expects,” “intends,” “could,” “should,” “will,” “plans,” “anticipates” and other similar words. These statements discuss potential risks and uncertainties; and, therefore, actual results may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We expressly state that we have no current intention to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that may affect these projections or expectations include, but are not limited to:

•	the consequence of potential terrorist activities and the responses of the United States and other nations to such activities;

•	the loss of a significant client or significant business from a client or the inability of our clients to pay their accounts receivable;

•	difficulties in completing a contract or implementing its provisions, or completing or implementing acquisitions;

•	changes in the overall economy;

•	changes in competition in markets in which we operate;

•	changes in the legal or regulatory environment in which we and our clients operate;

•	changes in the demand for our services;

•	changes in technology that impact both the markets served and the types of services offered;

•	consolidation within the industries in which our clients operate;

•	difficulties in conducting business internationally, including, without limitation, foreign currency exposure; and

•	difficulties in managing the capacity of our contact centers.

Additional risks and uncertainties are discussed below under “Risk Factors” and in the periodic reports we file with the Securities and Exchange Commission which are herein incorporated by reference.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us. The second part, the attached prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description in the prospectus supplement differs from the description in the attached prospectus, the description in the prospectus supplement supersedes the description in the attached prospectus.

SUMMARY

The following is a summary and may not contain all the information that is important to you. You should read this entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference. The “Description of the Notes” section of this prospectus supplement and the “Description of Debt Securities” section in the accompanying prospectus contain more detailed information regarding the terms and conditions of the notes.

Convergys Corporation

Convergys Corporation is a global leader in the provision of outsourced customer management, employee care and integrated billing software services. We focus on developing long-term strategic relationships with clients in employee and customer-intensive industries including communications, technology and financial services as well as governmental agencies. We have two reporting segments:

•	Customer Management Group, or CMG, which provides outsourced customer support services and employee care services; and

•	Information Management Group, or IMG, which provides software and outsourced billing and information services.

For the year ended December 31, 2003, CMG accounted for 65.8% of our consolidated revenues and IMG accounted for 34.2% of our consolidated revenues.

We have developed a base of recurring revenues by providing value-added billing and customer management and employee care solutions for our clients, generally under multi-year contracts.

Customer Management Group

Customer Service. CMG handles customer contacts that range from initial product information requests to customer retention initiatives. This involves a variety of activities including gathering and analyzing customer information; describing product features, capabilities and options; activating customer accounts or renewing service; processing a product or service sale; and resolving complaints and billing inquiries.

Technical Support. CMG answers technical support inquiries for consumers and business customers. Technical support ranges from simple product installation or operating assistance for a variety of software and hardware products to highly complex issues such as systems networking configuration or software consultation.

Sales Account Management. CMG is capable of managing the entire customer relationship including obtaining current orders, increasing purchase levels, introducing new products, implementing product initiatives and handling all inquiries related to products, shipments and billing.

Collections. CMG manages active and primary accounts through first and third party collection efforts. CMG serves its clients by: identifying and reminding early past-due customers during routine customer service interactions; minimizing bad debts through active account delinquency management; and salvaging revenue from recent charge-offs.

Employee Care. CMG employee care services support human resource activities that span the lifecycle of an employee, including: recruiting, hiring and staffing; annual benefits enrollment and ongoing benefits administration; defined benefit and defined contribution plan administration; payroll administration and payroll processing; learning and training; and general human resource and administration services.

CMG principally focuses on developing long-term strategic outsourcing relationships with large clients in the communications, technology and financial services industries for customer management services and large employers in any industry or government agency for employee care services. CMG focuses on these types of clients because of the complexity of services required, the anticipated growth of their market segments and their increasing need for more cost-effective customer management and employee care services. CMG’s largest customer management clients during 2003 were AT&T, AT&T Wireless, Comcast, DirecTV and Sprint PCS. CMG’s largest employee care clients were AT&T, General Electric, Lucent, Pfizer and the State of Florida.

We expect that growth of outsourced customer management and employee care services will be driven by the trend of large companies and governmental agencies turning to outsourcers to provide cost-effective, high quality customer support and employee care solutions. Additionally, we also believe that the expansion of offshore capacity, which provides customer management clients with lower costs and a highly educated labor force, will drive growth in the industry.

Information Management Group

IMG serves clients principally by providing and managing complex billing and information software that addresses all segments of the communications industry, including wireless, wireline, cable, cable telephony, broadband, direct broadcast satellite and the Internet. IMG’s component-based, next-generation framework supports the creation of billing and customer care solutions ranging from a single module to the combination of modules to a complete, end-to-end billing system. Our global billing product portfolio gives our clients a flexible migration path to expand their billing and customer care systems without loss of their initial investment.

Our IMG suite of products enable communications and cable and broadband companies to automate and integrate their product, customer, fulfillment, rating, billing and revenue management functions across multiple products thereby accelerating the adoption of new services, reducing operating costs and driving operator profitability. IMG provides its software products in one of three delivery modes: outsourced, licensed or build-operate-transfer (BOT). In the outsourced delivery mode, IMG provides the billing services by running its software in one of its data centers. In the licensed delivery mode, the software is licensed to clients who perform billing internally. Finally, the BOT delivery mode entails IMG implementing and initially running its software in the client’s data center with the option of transferring the operation of the center to the client at a future date.

IMG generally has multiple year contracts with its clients. In many cases, IMG is the client’s exclusive provider of billing services, or the contract requires the client to fulfill minimum annual commitments. IMG’s billing software platforms process billing information for monthly customer statements for approximately one-third of U.S. wireless subscribers. IMG’s largest wireless clients during 2003 were ALLTEL, AT&T Wireless and Sprint PCS. IMG provides cable and direct broadcast satellite billing services both domestically and internationally. IMG’s cable billing systems also support bundled telephone and entertainment services provided by cable television system operators in the U.S. and Europe. IMG’s largest cable clients during 2003 were Comcast, Cox Communications, Insight Communications, Telewest and Time Warner.

Over the last few years, the communications industry has experienced one of the most difficult periods in its history. Communications companies have focused their attention on cost reduction and margin improvement, with lower investment in billing information systems. This has had an adverse impact on IMG’s revenues and operating margin. However, we believe that the sector is showing signs of improvement. As communications companies continue to expand their service offerings, the requirements of billing information systems are becoming increasingly complex. In order to remain competitive, we believe that many communications companies are turning to third-party vendors, such as Convergys, for their billing information system needs. However, despite signs of improvement in the communications sector, IMG expects that it will continue to be challenged by pricing pressure, moderate subscriber growth by leading North American wireless carriers and consolidation in the sector.

Our principal offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202, and our telephone number is (513) 723-7000. We were organized in Ohio in 1998.

The Offering

Issuer	Convergys Corporation

Securities Offered	$250,000,000 aggregate principal amount of 4.875% Senior Notes due 2009

Maturity Date	December 15, 2009

Interest	Interest will accrue on the notes from December 21, 2004 and will be payable on June 15 and December 15 of each year, beginning on June 15, 2005.

Ranking

The notes will be our senior obligations and will rank equally with all of our other unsecured senior indebtedness. The notes will not be guaranteed by any of our subsidiaries and, accordingly, the notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including liabilities to trade creditors and the guarantees of our credit facilities (which are currently undrawn) by IMG, CMG and certain of our other subsidiaries. As of September 30, 2004, our subsidiaries had approximately $15.2 million of indebtedness.

Optional Redemption	We may redeem the notes at any time at our option, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points.

We will also pay the accrued and unpaid interest on the notes to the redemption date.

Covenants

The indenture, as amended and supplemented, including by the supplemental indenture governing the notes, will contain certain restrictions, including, among others, a limitation that restricts our ability and the ability of our significant subsidiaries to create or incur secured indebtedness. Certain sales and leaseback transactions are similarly limited.

Use of Proceeds	We intend to use the net proceeds of this offering to repay short-term debt, including commercial paper, and for general corporate purposes. See “Use of Proceeds.”

Summary Financial Information

The following financial information as of and for each of the years ended December 31 in the five-year period presented is derived from our audited consolidated financial statements. The consolidated financial information for the nine months ended September 30, 2004 and 2003 is unaudited; however, in the opinion of our management, all adjustments necessary for a fair presentation of such information on a consolidated basis are included. These results are not indicative of the results we expect for the entire year. You should read the financial information presented below in conjunction with our consolidated financial statements and accompanying notes as well as the management’s discussion and analysis of results of operations and financial condition, all of which are incorporated by reference into this prospectus. See “Where You Can Find Additional Information” in the accompanying prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(dollars in millions)
Results of Operations:
Revenues	$1,815.5	$1,694.3	$2,288.8	$2,286.2	$2,320.6	$2,196.6	$1,784.9
Costs and expenses (1)	1,660.8	1,480.6	1,996.4	2,032.9	2,044.0	1,876.0	1,549.7
Operating income	154.7	213.7	292.4	253.3	276.6	320.6	235.2
Equity in earnings (loss) of cellular partnerships (2)	1.0	(11.0)	(12.6)	6.4	6.4	20.5	20.0
Other income (expense), net (3)	(4.6)	(2.7)	(1.3)	(4.3)	(8.1)	2.2	0.3
Interest expense	(6.7)	(5.0)	(6.9)	(11.0)	(20.0)	(33.1)	(32.5)

Income before Income taxes	144.4	195.0	271.6	244.4	254.9	310.2	223.0
Income taxes	53.1	71.8	100.0	98.5	116.1	121.0	85.9
Net income	$91.3	$123.2	$171.6	$145.9	$138.8	$189.2	$137.1

Financial Position (at period end)
Total assets	$2,031.7	$1,691.5	$1,810.2	$1,619.5	$1,742.9	$1,804.1	$1,605.4
Total debt	282.2	105.1	134.8	55.3	133.5	292.0	298.8
Shareholders’ equity	1,221.7	1,093.0	1,143.5	1,126.3	1,226.6	1,124.0	943.7
Other Data
Ratio of earnings to fixed charges (4)	5.80x	7.24x	7.46x	5.76x	6.03x	5.82x	4.35x
Cash provided (used) by (5):
Operating activities	$188.6	$276.2	$373.5	$443.3	$344.0	$197.0	$467.3
Investing activities	(298.7)	(97.7)	(237.2)	(119.2)	(150.4)	(214.2)	(278.0)
Financing activities	122.9	(142.0)	(111.3)	(353.0)	(201.8)	21.1	(149.9)
Free cash flows (5):
Cash flow from operations	$188.6	$276.2	$373.5	$443.3	$344.0	$197.0	$467.3
Capital expenditures	(112.6)	(73.8)	(173.8)	(90.8)	(113.5)	(178.6)	(156.3)
Change in accounts receivable securitization	(15.0)	—	(25.0)	(130.0)	95.0	36.0	(151.0)
Free cash flows (6)	61.0	202.4	174.7	222.5	325.5	54.4	160.0

(1)	This includes restructuring, impairment and other charges. As disclosed in Notes 3 and 5 of the notes to our audited financial statements for the year ended December 31, 2003 incorporated by reference herein, we recorded $1.0 million in earnings and $107.7 million and $89.8 million of charges related to business restructuring, asset impairment and other charges during 2003, 2002 and 2001, respectively.

(2)	Equity in earnings (loss) of Cellular Partnerships includes a $9.9 million ($6.4 million after tax) loss from the settlement of a lawsuit during 2003. During 1999, $12.4 million ($7.8 million after tax) was recorded for non-recurring charges by the partnerships.
(3)	Other income (expense), net in 2001 includes a write-down of equity investments of $6.5 million ($6.5 million after tax). During 1999, other income (expense) included a $1.9 million ($1.2 million after tax) non-recurring investment gain.
(4)	For these ratios, “earnings” is determined by adding “total fixed charges,” income taxes and minority interest to income from continuing operations after eliminating equity in undistributed earnings. For this purpose, “total fixed charges” consists of (i) interest on all indebtedness and amortization of debt discount and expense and (ii) an estimate of the interest within rental expense.
(5)	In order to conform with current year classification, cash flow information prior to 2004 reflects a reclassification of stock compensation expense from Cash Flow from Financing Activities to Cash Flow from Operating Activities.
(6)	Free cash flows are not defined under accounting principles generally accepted in the United States and are calculated as cash flows from operations excluding the impact of the accounts receivable securitization less capital expenditures. Free cash flows are presented as an alternative measure of our ability to generate cash flows.

RISK FACTORS

Risks Relating to Convergys and Its Business

A large portion of the Company’s revenues are generated from a limited number of clients, and the loss of one or more of its clients could cause a reduction in its revenues.

The Company relies on several significant clients for a large percentage of its revenues. Convergys’ three largest clients, AT&T Wireless, Sprint PCS and DirecTV, represented approximately 35% of Convergys’ first nine months of 2004 revenues. The Company’s relationship with AT&T Wireless is represented by separate contracts/work orders with various operating units across both IMG and CMG. Its relationship with Sprint PCS is represented by separate contracts with IMG and CMG. It should be noted that, beginning in February 2004, the customer management services provided to Sprint PCS are through a contract between Sprint PCS and IBM, whereby the Company serves as a subcontractor to IBM. DirecTV is served by the Company under a customer management contract. These separate contracts/work orders with the above clients have varying expiration dates, payment provisions, termination provisions and other conditions. Therefore, Convergys does not believe that it is likely that its entire relationship with AT&T Wireless, Sprint PCS or DirecTV would terminate at one time; and, therefore, it is not substantially dependent on any particular contract/work order with these clients. However, the loss of all of the contracts/work orders within a particular client at the same time or the loss of one or more of the larger contracts/work orders within a client would adversely affect the Company’s total revenues if the revenues from such client were not replaced with revenues from that client or other clients.

A large portion of the Company’s accounts receivable are payable by a limited number of clients; the inability of any of these clients to pay its accounts receivable could cause a reduction in the Company’s income.

Several significant clients account for a large percentage of the Company’s accounts receivable. As of September 30, 2004, Convergys’ three largest clients, AT&T Wireless, Sprint PCS and DirectTV together accounted for 34% of the Company’s accounts receivable (excluding the effects of the accounts receivable securitization). During the past three years, each of the clients set forth above has generally paid its accounts receivable on a timely basis, and Convergys has only had write-downs in connection with such accounts receivable in line with those that it incurs with other clients. In 2004, several clients have continued to account for a large percentage of accounts receivable. Although as explained above, Convergys has numerous contracts/work orders with different units of these clients with varying terms and provisions including payment provisions, if any of these clients were unable, for any reason, to pay its accounts receivable, the Company’s income would decrease.

Client consolidations could result in a loss of clients and reduce the Company’s revenues.

Convergys serves clients in industries that have experienced a significant level of consolidation in recent years. The Company cannot assure that additional consolidations will not occur in which Convergys’ clients acquire additional businesses or are acquired. Such consolidations may result in the termination of an existing client contract, which would result in a decrease of the Company’s revenues.

On October 26, 2004, Cingular completed its acquisition of AT&T Wireless, the Company’s largest client in terms of revenue and a significant client for both IMG and CMG. With respect to IMG, Cingular has stated its initial intention is to migrate subscribers off of the AT&T Wireless billing systems (that the Company supports) onto Cingular’s two in-house systems (one of which the Company supports) over the next 12 - 18 months. If this migration occurs, it would have a negative impact on IMG’s revenues and earnings. IMG is actively working to demonstrate the value of its billing systems to Cingular.

CMG also has had a long-standing relationship with AT&T Wireless for customer care services. CMG has not had a relationship with Cingular, nor has Cingular had the opportunity to evaluate the services that CMG provides to AT&T Wireless. At this time, Cingular has not given any indication that it intends to change its relationship with CMG. Should Cingular’s acquisition of AT&T Wireless lead to a reduction in CMG’s business, it could have a negative impact on CMG’s revenues and earnings over time.

At this time, the impact of Cingular’s acquisition of AT&T Wireless on the Company is unknown.

On December 15, 2004, Sprint PCS announced plans to acquire and merge with Nextel Communications. Sprint PCS is the Company’s second largest client. At this time, the impact of the Sprint PCS-Nextel merger on the Company is unknown.

If Convergys’ clients are not successful, the amount of business that they outsource and the prices that they are willing to pay for such services may be diminished and could result in reduced revenues for the Company.

Convergys’ revenues are dependent on the success of its clients. If Convergys’ clients are not successful, the amount of business that they outsource may be diminished. Thus, although the Company has signed contracts, many of which contain minimum revenue commitments, to provide services to its clients, there can be no assurance that the level of revenues to be received from such contracts will meet expectations. In addition, several clients, particularly in the communications and technology industries, have experienced substantial price competition. As a result, the Company may face increasing price pressure from such clients, which could negatively affect its operating performance.

The Company’s failure to keep its technology up-to-date may prevent the Company from remaining competitive.

Technology is a critical component of the Company’s success, whether it is one of its billing software products provided to a client through a license or data processing outsourcing arrangement or technology used by customer management or employee care agents in connection with outsourcing services. In order to remain competitive, the Company will need to continue to invest in the development of new and enhanced technology. Although the Company is committed to further investment in development, there can be no assurance that the Company’s technology will be adequate to meet its future needs or enable the Company to remain competitive. The Company’s failure to keep its technology up-to-date may hinder its ability to remain competitive. As a result, competitors could attract business from the Company’s existing and potential clients and the Company’s revenues could decrease.

Defects or errors within its software products could adversely affect the Company’s business, results of operations and financial condition.

Design defects or software errors may delay product introductions or damage client satisfaction and may have a materially adverse effect on the Company’s business, results of operations and financial condition. The Company’s billing software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and/or correct. Since the Company’s billing software products are used by the Company and its clients to perform critical business functions, design defects, software errors or other potential problems within or outside of the Company’s control may arise from the use of its software. It may also result in financial or other damages to the clients, for which the Company may be held responsible. Although the Company’s license agreements with its clients generally contain provisions designed to limit the Company’s exposure to potential claims and liabilities arising from client problems, these provisions may not effectively protect the Company against such claims in all cases and in all jurisdictions.

Claims and liabilities arising from client problems could result in monetary damages to the Company and could damage the Company’s reputation, adversely affecting its business, results of operations and financial condition.

Emergency interruption of data centers and customer management and employee care contact centers could have an adverse, material effect on the Company’s financial condition and results of operations.

The Company’s outsourcing operations are dependent upon its ability to protect its proprietary software and client information maintained in its data processing, customer management and employee care contact centers against damage that may be caused by fire, natural disasters, power failure, telecommunications failures, computer viruses, acts of sabotage or terror and other emergencies. In the event the Company experiences a temporary or permanent interruption at one or more of its data or contact centers, through casualty, operating malfunction or other acts, the Company may be unable to provide the data processing, customer management and employee care services it is contractually obligated to deliver. This could result in the Company being required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts. Notwithstanding contingency plans and precautions taken to protect the Company and its clients from events that could interrupt delivery of services, there can be no assurance that such interruptions would not result in a prolonged interruption in the Company’s ability to provide support services to its clients. Additionally, the Company maintains property and business interruption insurance; however, such insurance may not adequately compensate the Company for any losses it may incur.

If the global trend toward outsourcing does not continue, the Company’s financial condition and results of operations could be materially affected.

Revenue growth depends in large part on the industry trend toward outsourcing these services, particularly as it relates to the Company’s customer management and employee care outsourcing operations. Outsourcing involves companies contracting with a third party, such as Convergys, to provide customer management and employee care services rather than perform such services in-house. There can be no assurance that this trend will continue, as organizations may elect to perform such services in-house. A significant change in this trend could have a materially adverse effect on the Company’s financial condition and results of operations.

If the Company is unable to identify and complete appropriate acquisitions as it has historically, the Company may not be able to grow at the same rate that it has historically.

Convergys’ growth has been enhanced through acquisitions of other businesses, including their products, service offerings and licenses. The Company continues to pursue strategic acquisitions. If the Company is unable to make appropriate acquisitions on reasonable terms, whether for cash, Convergys securities or both, it may be difficult for the Company to achieve the same level of growth as achieved historically.

The Company is susceptible to business and political risks from international operations that could result in reduced revenues or earnings.

Convergys operates businesses in many countries outside the United States, which are located throughout North and South America, Europe, the Middle East and the Asian Pacific region. In connection with its strategy, the Company plans to capture more of the international billing and employee care markets. Additionally, there is increasing demand for offshore customer management outsourcing capacity from North American companies. As a result, the Company expects to continue expansion through start-up operations and acquisitions in additional countries. Expansion of its existing international operations and entry into additional countries will require management attention and financial resources. In addition, there are certain risks inherent in conducting business internationally, including: exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection, difficulties in complying with a variety of foreign laws, unexpected changes in legal or regulatory requirements, difficulties in staffing and managing foreign operations, political instability and potentially adverse tax consequences. To the extent that the Company does not manage its international operations successfully, its business could be adversely affected and its revenues and/or earnings could be reduced.

In addition, there has been political discussion and debate related to worldwide competitive sourcing, particularly from the United States to offshore locations. There is proposed federal and state legislation currently pending related to this issue. It is too early to determine if there would be any impact; however, future legislation, if enacted, could have an adverse effect on the Company’s results of operations and financial condition.

If the U.S. dollar does not strengthen, the Company’s earnings will continue to be negatively impacted.

CMG serves an increasing number of its U.S.-based customer management clients using contact center capacity in Canada, India and the Philippines. Although the contracts with these clients are typically priced in U.S.

dollars, a substantial portion of the costs incurred by CMG to operate these non-U.S. contact centers is denominated in Canadian dollars, Indian rupees or Philippine pesos, which represents a foreign exchange exposure to the Company. The Company enters into forward exchange contracts to limit potential foreign currency exposure. As the U.S. dollar weakened during 2003 and the first nine months of 2004, the operating expenses of these contact centers, once translated into U.S. dollars, increased in comparison to prior years. The increase in operating expenses was offset partially by gains realized through the settlement of Canadian dollar forward exchange contracts. If the U.S. dollar does not strengthen, the Company’s earnings will continue to be negatively impacted.

If the Company does not effectively manage its capacity, its results of operations could be adversely affected.

The Company’s ability to profit from the global trend toward outsourcing depends largely on how effectively it manages its customer management and employee care contact center capacity. There are several factors and trends that have intensified the challenge of contact center management. In order to create the additional capacity necessary to accommodate new or expanded outsourcing projects, the Company must consider opening new contact centers. The opening or expansion of a contact center may result, at least in the short term, in idle capacity until any new or expanded program is implemented fully. The Company periodically assesses the expected long-term capacity utilization of its contact centers. As a result, it may, if deemed necessary, consolidate, close or partially close under-performing contact centers in order to maintain or improve targeted utilization and margins. There can be no assurance that the Company will be able to achieve or maintain optimal utilization of its contact center capacity.

The Company’s failure to successfully manage consolidation could cause its business to suffer.

During the fourth quarter of 2002, the Company announced a restructuring plan that included a reduction in work force and a consolidation of certain facilities to decrease its costs and create greater operational efficiencies. As part of the consolidation of facilities, the Company believes that it will sublease or assign a portion of that surplus space and recover certain costs associated with it. To the extent that it is not successful in achieving this result, the Company’s expenses will increase.

If the Company is unable to hire or retain qualified personnel in certain areas of its business, its ability to execute its business plan could be impaired and revenues could decrease.

Convergys employs approximately 64,000 employees worldwide. Despite the headcount reductions that were made in connection with its 2002 restructuring plan, the Company continues to recruit and hire qualified persons in the research and development, sales, marketing, and administrative and services areas of its business in several parts of the world. At times, the Company has experienced difficulties in hiring personnel with the right training or experience. Additionally, particularly with regards to CMG where the business is very labor-intensive, quality service depends on the Company’s ability to control personnel turnover. Any significant increase in the employee turnover rate could increase recruiting and training costs and decrease operating effectiveness and productivity. Also, if the Company would obtain several significant new clients or implement several new, large-scale programs, it may need to recruit, hire and train qualified personnel at an accelerated rate. The Company may not be able to continue to hire, train and retain sufficient, qualified personnel to adequately staff new client projects. Because a significant portion of the Company’s operating costs relate to labor costs, an increase in wages, costs of employee benefits or employment taxes could have a materially adverse effect on the Company’s business, results of operations or financial condition.

Continued war and terrorist attacks or other civil disturbances could lead to economic weakness and could disrupt the Company’s operations resulting in a decrease of its revenues and earnings.

In March 2003, the United States went to war against Iraq and, in September 2001, the United States was a target of unprecedented terrorist attacks. These attacks have caused uncertainty in the global financial markets and in the United States economy. The war and any additional terrorist attacks may lead to continued armed hostilities or further acts of terrorism and civil disturbances in the United States or elsewhere, which may contribute to economic instability in the United States and disrupt Convergys’ operations. Such disruptions could cause service interruptions or reduce the quality level of the services that the Company provides, resulting in a reduction of its revenues. In addition, these activities may cause the Company’s clients to delay or defer decisions regarding their use of the Company’s services and, thus, delay the Company’s receipt of additional revenues.

Risks Relating to the Notes

There is no established trading market for the notes, which means there are uncertainties regarding the price and terms on which a holder could dispose of the notes, if at all.

The notes will constitute a new issue of securities with no established trading market. We have not applied to list the notes on any national securities exchange or inter-dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time, in their sole discretion. As a result, we are unable to assure you as to the presence or the liquidity of any trading market for the notes.

We cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market and the number of available buyers; and

•	the market for similar securities.

You should not purchase notes unless you understand and know you can bear all of the investment risks involving the notes.

The notes are obligations exclusively of Convergys and not of its subsidiaries and payments to holders of the notes will be effectively subordinated to the claims of our subsidiaries’ creditors.

The notes are obligations exclusively of Convergys and not of our subsidiaries. Substantially all of our operations are conducted through our subsidiaries. The principal operating subsidiaries are IMG and CMG. Our cash flow and our ability to service our debt, including the notes, depends upon the earnings and business conditions of our subsidiaries.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and, therefore, the right of the holders of the notes to participate in those assets will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including liabilities to trade creditors and the guarantees of our credit facilities (which are currently undrawn) by IMG, CMG and certain of our other subsidiaries. As of September 30, 2004, our subsidiaries had approximately $15.2 million of indebtedness.

Payments on the notes will be effectively subordinated to claims of our future secured creditors.

The notes represent unsecured obligations of Convergys. Accordingly, our secured creditors will have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, our secured creditors will have a superior claim to those of our assets that constitute their collateral. If any of the foregoing events occur, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. Holders of the notes will participate ratably with all holders of our unsecured senior indebtedness, and with all of our other general senior creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As a result, holders of notes may receive less, ratably, than our secured creditors. As of September 30, 2004, we had $59.3 million of secured debt. The indenture governing the notes restricts, subject to a number of exceptions, our ability to incur indebtedness secured by our assets. See “Description of the Notes—Certain Restrictions.”

USE OF PROCEEDS

We expect to receive net proceeds after underwriting discounts and commissions and expenses of approximately $248 million from this offering. We intend to use the net proceeds of this offering to repay short-term debt, including commercial paper, and for general corporate purposes. On December 2, 2004, we had $199 million of commercial paper and other short-term obligations outstanding with maturity dates ranging from 1 to 20 days and interest rates ranging from 2.09% to 2.31%.

CAPITALIZATION

The following table sets forth as of September 30, 2004, our cash and cash equivalents and capitalization on an actual basis and as adjusted to give effect to the issuance of the notes and the application of the proceeds as described under “Use of Proceeds.” The table should be read in conjunction with our financial statements, the notes to our financial statements and other financial data included in or incorporated by reference into this prospectus supplement. See “Summary—Summary Financial Information.”

	As of September 30, 2004
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$50.0	$83.0

Short-term debt (including current portion of long-term debt)	$227.7	$12.7

Long-term debt:
Long-term debt, less current portion	$54.5	$54.5
Notes offered hereby	—	250.0

Total long-term debt	$54.5	$304.5

Shareholders’ equity:
Common shares, without par value, 500.0 authorized, 174.9 issued	852.9	852.9
Preferred shares, without par value, 5.0 authorized	—	—
Treasury shares, 33.3 shares	(573.3)	(573.3)
Retained earnings	926.7	926.7
Accumulated other comprehensive income (loss)	15.4	15.4
Total shareholders’ equity	1,221.7	1,221.7

Total capitalization	$1,503.9	$1,538.9

DESCRIPTION OF THE NOTES

We have summarized provisions of the notes below. This summary supplements and, to the extent inconsistent with, replaces the description of the debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. You should read the following information in conjunction with the statements under “Description of Debt Securities” in the accompanying prospectus.

General

We will issue the 4.875% Senior Notes due 2009 (referred to in this prospectus supplement as the “notes”) under an indenture dated as of August 31, 2000, between us and The Chase Manhattan Trust Company, National Association, as trustee, as amended and supplemented by Supplemental Indenture No. 1 to be dated the closing date (collectively, the “Indenture”) between us and U.S. Bank National Association, as trustee.

The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The notes are obligations exclusively of Convergys and not of our subsidiaries. Substantially all of our operations are conducted through our subsidiaries. Our principal operating subsidiaries are IMG and CMG. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and, therefore, the right of the holders of the notes to participate in those assets will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including liabilities to trade creditors and the guarantees of our credit facilities (which are currently undrawn) by IMG, CMG and certain of our other subsidiaries.

We are initially offering the notes with an aggregate principal amount of $250,000,000, in denominations of $1,000 and multiples of $1,000, in fully registered form. We may, without the consent of the holders, issue additional notes and thereby increase the principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes we offer by this prospectus supplement.

The notes will mature on December 15, 2009. Interest on the notes will accrue from December 21, 2004 at a rate of 4.875% per annum. We:

•	will compute interest on the basis of a 360-day year of twelve 30-day months;

•	will pay interest on the notes semi-annually on June 15 and December 15 in each year, commencing June 15, 2005, and at maturity;

•	will make each interest payment to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day before such interest payment date;

•	will make payments on the notes at our office or agency maintained for that purpose in the borough of Manhattan, City of New York; and

•	will make payments in immediately available funds so long as the notes are registered in the name of Cede & Co.; otherwise payment of interest may be made by check or draft mailed to such address as appears on the notes register.

If any interest payment date or the maturity date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. “Business day,” with respect to any place of payment or any other particular location referred to in the indenture or the notes, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that place of payment or particular location are authorized or obligated by law or executive order to close.

The notes will not have the benefit of any sinking fund.

Optional Redemption

All or a portion of the notes may be redeemed at our option at any time or from time to time upon notice given by mail. We will mail notice of any redemption at least 30 days, but not more than 60 days, before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), plus 20 basis points, as determined by the Reference Treasury Dealer (as defined below), plus, in each case, accrued and unpaid interest on the notes to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

“Reference Treasury Dealer” means (A) Citigroup Global Markets Inc. or J.P. Morgan Securities Inc. or their respective affiliates which are Primary Treasury Dealers, and its successors; provided, however, that if Citigroup Global Markets Inc. or J.P. Morgan Securities Inc. shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the trustee after consultation with us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption, unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by The Depository Trust Company, referred to as DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

Certain Restrictions

Under the Indenture, we have agreed that we will not engage in certain transactions, as described in the accompanying prospectus under the heading “Description of Debt Securities—Certain Restrictions.” The limitation on liens described below replaces the limitation on liens described in the accompanying prospectus. Certain capitalized terms used below and in the Indenture are defined below under “—Definitions.”

Limitations on Liens. Neither we nor any of our subsidiaries will be permitted to create, issue, incur, assume or guarantee certain types of secured debt, without securing the debt securities on an equal and ratable basis with any such debt. These limits apply to debt secured by mortgages, pledges, liens and other encumbrances, which together we refer to as liens. These limits will not apply to:

•	statutory liens of landlords and liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if the reserve or other appropriate provision, if any, as required by GAAP has been made;

•	liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any lien securing letters of credit issued in the ordinary course of business consistent with past practice, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

•	any interest or title of a lessor under any capitalized lease obligation, so long as it does not extend to any property which is not leased property subject to the capitalized lease obligation;

•	purchase money liens securing purchase money indebtedness incurred to finance the acquisition or construction of a property used in a Permitted Business, so long as the related purchase money indebtedness does not exceed the cost of the property or the construction and is not secured by any property other than the property so acquired or constructed;

•	liens upon specific items of inventory or other goods and proceeds of any person securing that person’s obligations in respect of bankers’ acceptances issued or created for the account of that person to facilitate the purchase, shipment or storage of such inventory or other goods;

•	liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to the letters of credit and products and proceeds of the letters of credit;

•	liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements, including rights of offset and set-off, so long as the deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us in excess of those set forth by regulations promulgated by the Federal Reserve Board, and the deposit account is not intended by us or any of our subsidiaries to provide collateral to the depository institution;

•	liens securing hedging obligations that are secured by the same assets as secure such hedging obligations;

•	liens existing on the date of the indenture and liens to secure any refinancing indebtedness which is incurred to refinance any indebtedness which has been secured by a permitted lien so long as the new liens are no less favorable to the holders of the securities and are not more favorable to the lienholders with respect to the liens than the liens in respect of the indebtedness being refinanced, and do not extend to any property or assets other than the property or assets securing the indebtedness refinanced by the refinancing indebtedness;

•	liens in our or our subsidiaries’ favor;

•	liens in respect of judgments or awards which have been in force for less than the applicable period for taking an appeal, or in respect of which we or one of our subsidiaries at the time in good faith are prosecuting an appeal or proceedings for review and in respect of which we and our subsidiaries have maintained reserves in a satisfactory amount;

•	encumbrances consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title to real property, landlord’s or lessor’s liens under leases to which we or any subsidiary of us is a party, and other minor liens or encumbrances none of which in our opinion or in the opinion of our subsidiary interferes materially with the use of the property affected in the ordinary conduct of our business or the business of our subsidiary and which defects do not individually or in the aggregate have a material adverse effect on our business and the business of our subsidiaries on a consolidated basis;

•	liens securing indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, so long as the indebtedness is extinguished within five business days of incurrence;

•	liens securing indebtedness of us and our subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in any case incurred in connection with the disposition of any of our assets or those of any subsidiary of us (other than guarantees of indebtedness incurred by any person acquiring all or any portion of the assets for the purpose of financing the acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any subsidiary of us in connection with the disposition;

•	rights of holders of notes or debentures issued by us or our subsidiaries in deposits placed in trust to legally or “in substance” defease such notes or debentures;

•	any lien deemed to be created in connection with the securitization of accounts, receivables, instruments, chattel paper or other rights to payment of us or our subsidiaries, to the extent the assets are transferred to a special purpose entity (which may be owned by us or a subsidiary of us but is not consolidated for accounting purposes with the transferor or owner), where the transfer is a “true sale” for accounting purposes, and the face principal amount of the assets at any time outstanding is not more than $350,000,000;

•	liens on the property of a person existing at the time the person is acquired by, merged into or consolidated with us or any of our subsidiaries, so long as the liens were not incurred in contemplation of the acquisition, merger or consolidation and do not extend to any assets other than those of the person acquired by, merged into or consolidated with us or our subsidiary;

•	liens securing indebtedness owed to the State of Ohio arising from borrowings under Ohio’s economic development program; and

•	liens securing indebtedness in an aggregate principal amount together with all liens securing other indebtedness of us and our subsidiaries outstanding on the date that the indebtedness is incurred (other than the liens described above) not exceeding 5% of our consolidated net assets.

Definitions

Capitalized terms used below without definition have the meaning set forth in the Indenture which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

“Consolidated Net Assets” means, as to the Company, as of any particular time the aggregate amount of assets of the Company and its consolidated Subsidiaries at the end of the most recently completed fiscal quarter after deducting therefrom, to the extent otherwise included, all current liabilities except for (a) notes and loans payable, (b) current maturities of long-term debt and (c) current maturities of obligations under capital leases, all as set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of the end of such fiscal quarter (which may be year end) and computed in accordance with GAAP.

“Indebtedness” means, with respect to any Person, obligations (other than the notes) of such Person for borrowed money or evidenced by bonds, debentures, notes or similar instruments.

Book-Entry Delivery and Settlement

We will issue the notes in the form of one or more permanent global securities in definitive, fully registered form. The global securities will be deposited with or on behalf of DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

DTC has advised us that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934;

•	DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

•	Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	Upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

•	Ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture and under the notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive the notes in the form of a physical certificate and will not be considered the owners or holders of the notes under the indenture or under the notes, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of notes under the Indenture or the global security.

Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s records relating to the notes or relating to payments made by DTC on account of the notes, or any responsibility to maintain, supervise or review any of DTC’s records relating to the notes.

We will make payments on the notes represented by the global securities to DTC or its nominee, as the registered owner of the notes. We expect that when DTC or its nominee receives any payment on the notes represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

Payments on the notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	An event of default has occurred and is continuing; or

•	We decide not to have the notes represented by a global security.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

Same-Day Settlement And Payment

Settlement for the notes will be made by the underwriters in immediately available funds. So long as the notes are represented by global securities registered in the name of DTC or its nominee, all payments of principal and interest will be made by us in immediately available funds. In addition, so long as the notes are represented by such global securities, the notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

UNDERWRITING

Under the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$92,500,000
J.P. Morgan Securities Inc.	92,500,000
Bear, Stearns & Co. Inc.	21,875,000
PNC Capital Markets, Inc.	9,375,000
Wachovia Capital Markets, LLC	9,375,000
Deutsche Bank Securities Inc.	9,375,000
Piper Jaffray & Co.	5,000,000
Fifth Third Securities, Inc.	5,000,000
Scotia Capital (USA) Inc.	5,000,000

Total	$250,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes. The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the presence or the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.35% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by Us
Per Note	0.600%

Expenses associated with this offering, to be paid by us, are estimated to be $1,500,000.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

In the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates, for which they have received and may continue to receive customary fees and commissions.

J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Frost Brown Todd LLC, Cincinnati, Ohio. Certain legal matters will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

PROSPECTUS

Convergys Corporation

$500,000,000

Debt Securities

Common Shares

Preferred Shares

Warrants to Purchase Debt Securities

Warrants to Purchase Common Shares

Warrants to Purchase Preferred Shares

By this prospectus, Convergys may offer, from time to time, a total of up to $500,000,000 of securities, which may include debt securities, common shares, preferred shares, warrants to purchase debt securities, warrants to purchase common shares and/or warrants to purchase preferred shares.

Convergys will provide you with the specific terms and the public offering prices of these securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common shares are traded on the New York Stock Exchange under the symbol “CVG”.

The mailing address of our executive offices is Convergys Corporation, 201 East Fourth Street, Cincinnati, Ohio 45202. Our telephone number is (513) 723-7000.

Investing in our securities involves certain risks. See “ Risk Factors” beginning on page 1 of this prospectus and contained in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 10, 2003

Convergys has not authorized anyone to give any information or make any representation about Convergys that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

i

RISK FACTORS

An investment in the securities involves a number of risks. You should carefully consider the following risk factors together with other information provided to you.

The market price of our common shares has been volatile in the past and may continue to be volatile.

The market price of our common shares has been volatile historically and may continue to be subject to wide fluctuations. The high and low closing sale prices of our common shares were $55.44 and $26.23 per share in 2000, $50.25 and $24.46 in 2001 and $37.98 and $12.50 in 2002. The closing sale price on May 30, 2003 was $17.88 per share. Our share price may fluctuate in response to a number of events and factors (any one of which may cause fluctuation), such as announcements of new products, technologies or services by us or our competitors, our ability to retain existing clients and attract new clients, actual or anticipated fluctuations in our operating results and news reports relating to trends in our markets.

Our revenues are generated from a limited number of clients and the loss of one or more of our clients could cause a reduction in our revenues.

Convergys relies on several significant clients for a large percentage of our revenues. Our three largest clients, AT&T Wireless, AT&T and Sprint PCS, represented 39% of our 2002 revenue. Our relationship with AT&T Wireless and AT&T is represented by separate contracts/work orders with various operating units within each client. Our relationship with Sprint PCS is represented by one contract with our subsidiary, Convergys Information Management Group Inc., and two contracts with our other subsidiary, Convergys Customer Management Group Inc. These separate contracts/work orders with the above clients have varying expiration dates, payment provisions, termination provisions and other conditions. Therefore, we do not believe that it is likely that our entire relationship with AT&T Wireless, AT&T or Sprint PCS would terminate at one time, and, therefore, we are not substantially dependent on any particular contract/work order with these clients. However, the loss of all of the contracts/work orders within a particular client at the same time or the loss of one or more of the larger contracts/work orders within a client would adversely affect our total revenues if the revenues from such client are not replaced with revenues from that client or other clients.

A large portion of our accounts receivable are payable by a limited number of clients; the inability of any of these clients to pay its accounts receivable would cause a reduction in our income.

Several significant clients account for a large percentage of our accounts receivable. During 2002, 2001 and 2000, our three largest clients, AT&T Wireless, AT&T and Sprint PCS, together, accounted for 27%, 25% and 39% of our accounts receivable (excluding the effects of the accounts receivable securitization) for these years. During the past three years, each of the clients set forth above has generally paid its accounts receivable on a timely basis, and Convergys has only had write-downs in connection with such accounts receivable in-line with those that we incur with other clients. We anticipate that, in 2003, several clients will continue to account for a large percentage of accounts receivable. Although as explained above, we have numerous contracts/work orders with different units of these clients with varying terms and provisions including payment provisions, if any of these clients was unable, for any reason, to pay its accounts receivable to us, our income would decrease.

Client consolidations could result in a loss of clients and reduce our revenues.

We serve clients in industries that have experienced a significant level of consolidation in recent years. We cannot assure that additional consolidating transactions will not occur in which our clients acquire additional businesses or are acquired. Such consolidations may result in the termination of an existing client contract which would result in a decrease of our revenues.

If our clients are not successful, the amount of business that they outsource and the prices that they are willing to pay for such services may be diminished and result in reduced revenues for us.

Our revenues are dependent on the success of our clients. If our clients are not successful, the amount of business that they outsource may be diminished. Thus, although we have signed contracts, many of which contain minimum revenue commitments, to provide services to our clients, there can be no assurance that the level of revenues to be received from such contracts will meet expectations. In addition, several clients, particularly in the communications and technology industries, have experienced substantial price competition. As a result, we may face increasing price pressure from such clients, which could negatively affect our operating performance. Furthermore, the recent general economic downturn has produced a slowdown in the growth rate at which certain billing and customer management services are outsourced, and such slowdown has had an adverse effect on the growth of our business and our revenues.

If we are unable to identify and complete appropriate acquisitions as we have historically, we may not be able to grow at the same rate that we have historically.

Our growth has been enhanced through acquisitions of other businesses including their products and licenses. We continue to pursue strategic acquisitions. If we are unable to make appropriate acquisitions on reasonable terms, whether for cash, Convergys securities or both, it may be difficult for us to achieve the same level of growth as historically achieved.

We are susceptible to risks from conducting our business internationally that could result in reduced revenues or earnings.

We operate businesses in many countries outside the United States, which are located throughout North and South America, Europe, the Middle East and the Asian Pacific Region, and we may expand through start-up operations and acquisitions into additional countries and regions. Expansion of our existing international operations and entry into additional countries and regions will require management attention and financial resources. In addition, there are certain risks inherent in conducting business internationally, including: exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection, difficulties in complying with a variety of foreign laws, unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations, political instability and potentially adverse tax consequences. To the extent that we do not manage our international operations successfully, our business could be adversely affected and our revenues and/or earnings could be reduced.

If our competitors are more successful in attracting and retaining clients, our revenues could decline.

We face significant competition in our markets and we expect that the level of price, product and service competition will continue to increase. The principal competitive factors in Convergys’ industry are technological expertise, service quality, sales and marketing skills, the ability to develop customized products and services and the cost of services. We differentiate ourselves from our competitors based on our size and scale, advanced technology, service quality, breadth of services provided, industry and client focus, financial resources, cost of services and business reputation. The trend towards international expansion by foreign and domestic competitors and continuous technological changes may bring new and different competitors into our markets. Depending on the nature of their product and service offerings and pricing practices, as well as the timing and circumstances of their entry into our markets, our competitors could attract business from our existing and potential clients and our revenues could decrease.

Our failure to successfully manage consolidation could cause our business to suffer.

During the fourth quarter of 2002, we announced a restructuring plan that included a reduction in work force and a consolidation of certain facilities to decrease our costs and create greater operational efficiencies. This consolidation requires significant time and resource commitments from our senior management. As part of the consolidation of facilities, we anticipated subleasing or assigning a portion of that surplus space and recovering certain costs associated with it. To the extent that we are not successful in achieving this result, our expenses will increase.

In addition, the reduction in the number of employees was based on our estimate of the future size and scope of our operations. To the extent that we have misjudged our future employee and facility capacity requirements, we may need to hire additional employees or obtain additional facilities if our business expands faster than anticipated. This would cause our expenses to increase and, if we were unable to service such expanded business, could cause us to forego opportunities to increase our revenues. Conversely, we may need to institute further cost-cutting measures if our business decreases unexpectedly.

If we are unable to hire or retain qualified personnel in certain areas of our business, our ability to execute our business plan will be impaired and revenues could decrease.

We employ over 45,000 employees world-wide. Despite a recent reduction in the number of employees as part of our restructuring plan, we continue to recruit and hire qualified persons in the research and development, sales, marketing, and administrative and services areas of our business in several parts of the world. At times, we have experienced difficulties in hiring personnel with the right training or experience. In addition, providing quality service to our clients depends in part on our ability to control personnel turnover. If we do not succeed in attracting new personnel, or retaining and motivating existing personnel, or if newly hired personnel fail to develop the necessary skills required for their jobs, our ability to execute our business plan will be impaired and revenues could decrease.

War and terrorists attacks have contributed to economic instability in the United States; continued war and terrorists attacks or other civil disturbances could lead to further economic instability and could disrupt our operations resulting in a decrease of our revenues.

In March 2003, the United States went to war against Iraq and, in September 2001, the United States was a target of unprecedented terrorists attacks. These attacks have caused instability in the global financial markets and in the United States economy. The war and any additional terrorists attacks may lead to continued armed hostilities or further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to the economic instability in the United States and disrupt our operations although we have tried to provide appropriate redundancies and backups for our systems and facilities. Such disruptions could cause service interruptions or reduce the quality level of the services that we provide resulting in a reduction of our revenues. In addition, these activities may cause our clients to delay or defer decisions regarding their use of our services and, thus, delay our receipt of additional revenues.

We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of Convergys Corporation even if such an acquisition would be beneficial to our shareholders.

Certain provisions of our articles of incorporation could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our shareholders. Some of these provisions:

•	Authorize the issuance of preferred shares which can be created and issued by the Board of Directors without prior shareholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common shares; and

•	Require that a “fair price” be paid in certain business transactions.

We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Convergys has filed with the Securities and Exchange Commission under the shelf registration process. Convergys may sell debt securities, common shares, preferred shares, warrants to purchase debt securities, warrants to purchase common shares and warrants to purchase preferred shares for up to $500,000,000 under this prospectus. The total sales of all securities sold under this prospectus, however, may not exceed $500,000,000.

This prospectus provides you with a general description of the securities that Convergys may offer. Each time Convergys sells securities, Convergys will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference into this prospectus include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). The PSLRA provides a “safe harbor” for those statements to encourage companies to provide prospective information about themselves so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. All statements other than statements of historical fact made in this prospectus or incorporated by reference are forward-looking. In particular, the statements regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements represent management’s current expectations and are inherently uncertain. Investors are warned that our actual results may differ significantly from management’s expectations and, therefore, from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors described in this prospectus, in the prospectus supplement and in our Annual Report on Form 10-K.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet on the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. In addition, we post our filed documents on our website at http://www.convergys.com. The information on our website is not part of this prospectus or any prospectus supplement.

We are allowed to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that the offering of the securities is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2002 as amended on May 13, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Current Reports on Form 8-K filed on January 22, 2003, February 26, 2003, March 6, 2003, April 21, 2003, April 22, 2003, April 23, 2003 and June 3, 2003;

•	The description of common shares from our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 6, 1998 and any amendment or report filed thereafter for the purposes of updating such description; and

•	The description of our preferred share purchase rights from our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 23, 1998.

You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

Investor Relations

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

(513) 723-7000

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the state does not permit an offer. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

CONVERGYS CORPORATION

Convergys Corporation is a global leader in the provision of outsourced, integrated billing, employee care and customer care software and services. We focus on developing long-term strategic relationships with clients in employee and customer-intensive industries including telecommunications, cable, broadband, direct satellite broadcasting, Internet services, technology and financial services. We serve our clients through our two operating segments: (i) the Information Management Group, which provides outsourced billing and information services and software; and (ii) the Customer Management Group, which provides outsourced marketing, customer support services and employee care services. We have developed a large base of recurring revenues by providing value-added billing and customer management solutions for our clients, generally under long-term contracts.

Our principal offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202, and our telephone number is (513) 723-7000. We were organized in Ohio in 1998.

RECENT DEVELOPMENTS

On June 3, 2003, Convergys announced that we had signed an agreement with Sprint Spectrum LP (also known as Sprint PCS) to provide functionality that will support the migration of Sprint PCS’s customers from its current Convergys legacy billing system to an in-house system. We believe that Sprint PCS intends to migrate its customers off its current Convergys legacy billing system.

Our general billing contract with Sprint PCS runs through December 31, 2004. Sprint PCS has until March 31, 2004 to exercise its option to extend this contract. At the present time, our Information Management Group continues to process billing and usage for Sprint PCS subscribers.

Our 2003 financial guidance already had assumed lower revenue from Sprint PCS. In 2002, our Information Management Group generated approximately $150 million in revenue from Sprint PCS. The existing billing contract provides for a minimum payment from Sprint PCS to Convergys of $40 million in 2004.

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for the repayment of our short-term debt obligations (which were approximately $189 million at March 31, 2003), investments in or advances to our existing or future subsidiaries, the financing of capital expenditures and potential acquisitions. In addition, if we issue debt securities, we could use the proceeds to repurchase our common shares under the Company’s share repurchase program. Our management will retain broad discretion in the allocation of the net proceeds from the sale of these securities. The net proceeds may be invested temporarily until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred share dividends for the periods shown:

	Quarter Ended March 31, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges[1]	5.07	5.76	6.03	5.82	4.35	2.49
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends[2]	5.07	5.76	6.03	5.82	4.35	2.49

[1]	For these ratios, “earnings” is determined by adding “total fixed charges,” income taxes and minority interest to income from continuing operations after eliminating equity in undistributed earnings. For this purpose, “total fixed charges” consists of (i) interest on all indebtedness and amortization of debt discount and expense and (ii) an estimate of the interest within rental expense.

[2]	For these ratios, “earnings” is determined by adding “combined fixed charges and preferred share dividends,” income taxes and minority interest to income from continuing operations after eliminating equity in undistributed earnings. For this purpose, “combined fixed charges and preferred share dividends” consists of (i) interest on all indebtedness and amortization of debt discount and expense, (ii) an estimate of the interest within rental expense and (iii) preferred share dividends.

THE SECURITIES WE MAY OFFER

We may sell from time to time in one or more offerings:

•	debt securities,

•	common shares,

•	preferred shares,

•	warrants to purchase debt securities,

•	warrants to purchase common shares,

•	and/or warrants to purchase preferred shares.

The particular terms of the securities offered by any prospectus supplement will be described in the prospectus supplement relating to those securities. If indicated in a prospectus supplement, the terms of any particular securities may differ from the terms we summarize below.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities describes general terms that apply to the debt securities. The particular terms of any debt securities will be described more specifically in each prospectus supplement (and pricing supplement, where applicable) relating to those debt securities. We will also indicate in the prospectus supplement whether the terms and provisions described in this prospectus apply to a particular series of debt securities.

The debt securities will be issued under an indenture dated as of August 31, 2000, between us and The Chase Manhattan Trust Company, National Association, as trustee, and any applicable supplement to the indenture.

We summarize the indenture below. Because this is only a summary, it does not contain all of the information which may be important to you. A copy of the entire indenture is an exhibit to the registration statement of which this prospectus is a part. If we enter into any indenture supplement, we will file a copy of that supplement with the SEC. When we make parenthetical section references in this prospectus, those are references to sections of the indenture. We encourage you to read the indenture and any supplement in its entirety in order to completely understand its terms and conditions.

General

The indenture does not limit the aggregate principal amount of debt securities which we may issue and provides that we may issue debt securities under the indenture from time to time in one or more series. (Section 3.1). Under the indenture, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of the series or establish additional terms of the series. (Section 3.1).

Unless otherwise provided in a prospectus supplement, the debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Terms. Each prospectus supplement will describe the following terms of the debt securities offered by it:

•	the title of the debt securities and the series in which such debt securities are included;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the currency or currencies, or composite currencies, in which the debt securities will be denominated and in which we will make payments on the debt securities;

•	the date or dates on which we must pay principal;

•	the rate or rates at which the debt securities will bear interest or the manner in which interest will be determined, if any interest is payable;

•	the date or dates from which any interest will accrue, the date or dates on which we must pay interest and the record date for determining who is entitled to any interest payment;

•	the place or places where we must pay the debt securities and where any debt securities issued in registered form may be sent for transfer or exchange;

•	the terms and conditions on which we may, or may be required to, redeem the debt securities;

•	the terms and conditions of any sinking fund;

•	if other than denominations of $1,000 and integral multiples thereof, the denominations in which we may issue the debt securities;

•	the amount we will pay if the maturity of the debt securities is accelerated;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	any addition to or changes in the events of default or covenants that apply to the debt securities;

•	whether the debt securities will be defeasible; and

•	any other terms of the debt securities and any other deletions from or modifications or additions to the indenture in respect of the debt securities. (Section 3.1).

Payments. Unless otherwise stated in the prospectus supplement, we will pay principal, premium, interest and additional amounts, if any, on the debt securities at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. We may pay interest on debt securities issued in registered form by check mailed to the address of the persons entitled to the payments or we may pay by transfer to their U.S. bank accounts. Interest on debt securities issued in registered form will be payable on any interest payment date to the registered owners of the debt securities at the close of business on the regular record date for the interest payment date. We will name in the prospectus supplement all paying agents we initially designate for the debt securities. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the debt securities are payable. (Sections 3.7 and 10.2).

Registration, Transfer and Exchange. Unless otherwise stated in the prospectus supplement, the debt securities, duly endorsed or accompanied by a written instrument of transfer, if we or the security registrar requires, may be presented for transfer or exchanged for other debt securities of the same series containing identical terms and provisions, in any authorized denominations, and in the same aggregate principal amount at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. There will be no service charge for any transfer or exchange, but we may require payment sufficient to cover any tax or other governmental charge or other expenses payable in connection with the transfer or exchange. We will not be required to issue, register the transfer of, or exchange, debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt securities and ending at the close of business on the day of such mailing or register the transfer of or exchange any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. We have appointed the trustee as the initial security registrar. (Section 3.5). If we elect to replace the security registrar of any series of debt securities, then the new security registrar will be named in the prospectus supplement. (Section 10.2). We may designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where any payments on the debt securities are payable. (Section 10.2).

Denominations; Global Securities. Unless otherwise stated in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000. (Section 3.2). The debt securities may be represented in whole or in part by one or more global debt securities. Each global security will be registered in the name of a depositary or its nominee and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer. Interests in a global security will be shown on records maintained by the depositary and its participants, and transfers of those interests will be made as described below.

Payments for Consent. We will not pay any holder of any debt securities for, or as any inducement to, any consent, waiver or amendment of any terms of the debt securities unless we offer the consideration to all holders of the debt securities.

Additional Unsecured Indebtedness. The indenture does not limit the amount of other indebtedness or debt securities, other than some secured indebtedness as described below, which we or our subsidiaries may issue. At our option, we may issue additional debt securities, which have substantially similar terms as the debt securities issued under the indenture. Each holder of the additional debt securities would have the right to vote together with the holders of the debt securities issued under the indenture as one class.

U.S. Federal Income Tax Considerations. We may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. We will describe some special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

If the purchase price of any debt securities is payable in one or more foreign currencies or composite currencies, if any debt securities are denominated in one or more foreign currencies or composite currencies or if any payments on the debt securities are payable in one or more foreign currencies or composite currencies, we will describe the restrictions, elections, certain U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or composite currencies in the prospectus supplement.

Purchases at the Option of Holders. We will comply with Section 14(e) under the Securities Exchange Act of 1934 and any other tender offer rules under the Securities Exchange Act of 1934 that may then be applicable in connection with any obligation to purchase debt securities at the option of the holders. Any obligation to purchase debt securities at the option of the holders applicable to a series of debt securities will be described in the related prospectus supplement.

Limited Restrictions on Additional Indebtedness. Unless otherwise described in a prospectus supplement relating to any debt securities, other than as described below under “—Limitations on Liens,” the indenture does not limit our ability to incur debt or give holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any changes in the events of default described below or covenants contained in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global debt securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement.

The specific terms of the depositary arrangement covering debt securities will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary for the global security or its nominee will credit to accounts in its book-entry registration and transfer system the principal amounts of the debt securities represented by the global security. These accounts will be designated by the underwriters or agents with respect to the debt securities or by us if the debt securities are offered and sold directly by us. Only institutions that have accounts with the depositary or its nominee, and persons who hold beneficial interests through those participants, may own beneficial interests in a global security. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary, its nominee or any participants of the depositary or its nominee, as the case may be. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may restrict the persons to whom you may transfer your beneficial interest in a global security.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names and will not be entitled to receive physical delivery of the debt securities in definitive form.

We will make all payments of principal of, any premium and interest on, and any additional amounts with respect to, debt securities issued as global securities to the depositary or its nominee. Neither we nor the trustee, any paying agent or the security registrar assume any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment with respect to the debt securities, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of the participants.

The indenture provides that if

•	the depositary notifies us that it is unwilling or unable to continue as depositary for a series of debt securities, or if the depositary is no longer legally qualified to serve in that capacity, and we have not appointed a successor depositary within 90 days of written notice,

•	we determine that a series of debt securities will no longer be represented by global securities and we execute and deliver an order to that effect to the trustee, or

•	an event of default with respect to a series of debt securities occurs and continues,

the global securities for that series may be exchanged for registered debt securities in definitive form. (Section 3.5). The definitive debt securities will be registered in the name or names the depositary instructs the trustee. We expect that these instructions may be based upon directions the depositary receives from participants with respect to ownership of beneficial interests in global securities.

Certain Restrictions

For purposes of the lien limitation and sales of capital stock restrictions described below, a “subsidiary” is an entity of which at least a majority of the interests entitled to vote in the election of directors is owned by any combination of us and our subsidiaries.

Limitations on Liens. Neither we nor any of our subsidiaries will be permitted to create, issue, incur, assume or guarantee certain types of secured debt, without securing the debt securities on an equal and ratable basis with any such debt. These limits apply to debt secured by mortgages, pledges, liens and other encumbrances, which together we refer to as liens. These limits will not apply to:

•	statutory liens of landlords and liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if the reserve or other appropriate provision, if any, as required by GAAP has been made;

•	liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any lien securing letters of credit issued in the ordinary course of business consistent with past practice, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

•	any interest or title of a lessor under any capitalized lease obligation, so long as it does not extend to any property which is not leased property subject to the capitalized lease obligation;

•	purchase money liens securing purchase money indebtedness incurred to finance the acquisition or construction of a property used in a Permitted Business, so long as the related purchase money indebtedness does not exceed the cost of the property or the construction and is not secured by any property other than the property so acquired or constructed;

•	liens upon specific items of inventory or other goods and proceeds of any person securing that person’s obligations in respect of bankers’ acceptances issued or created for the account of that person to facilitate the purchase, shipment or storage of such inventory or other goods;

•	liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to the letters of credit and products and proceeds of the letters of credit;

•	liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements, including rights of offset and set-off, so long as the deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us in excess of those set forth by regulations promulgated by the Federal Reserve Board, and the deposit account is not intended by us or any of our subsidiaries to provide collateral to the depository institution;

•	liens securing hedging obligations that are secured by the same assets as secure the hedging obligations;

•	liens existing on the date of the indenture and liens to secure any refinancing indebtedness which is incurred to refinance any indebtedness which has been secured by a permitted lien so long as the new liens are no less favorable to the holders of the securities and are not more favorable to the lienholders with respect to the liens than the liens in respect of the indebtedness being refinanced, and do not extend to any property or assets other than the property or assets securing the indebtedness refinanced by the refinancing indebtedness;

•	liens in our or our subsidiaries’ favor;

•	liens in respect of judgments or awards which have been in force for less than the applicable period for taking an appeal, or in respect of which we or one of our subsidiaries at the time in good faith are prosecuting an appeal or proceedings for review and in respect of which we and our subsidiaries have maintained reserves in a satisfactory amount;

•

encumbrances consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title to real property, landlord’s or lessor’s liens under leases to which we or any subsidiary of us is a party, and other minor liens or encumbrances none of which in our opinion or in the opinion of our subsidiary interferes materially with the use of the property affected in the ordinary conduct of our business or the business of our subsidiary and which defects do not individually or in the aggregate have a material adverse effect on our business and the business of our subsidiaries on a consolidated basis;

•	liens securing indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, so long as the indebtedness is extinguished within five business days of incurrence;

•	liens securing indebtedness of us and our subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in any case incurred in connection with the disposition of any of our assets or those of any subsidiary of us (other than guarantees of indebtedness incurred by any person acquiring all or any portion of the assets for the purpose of financing the acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any subsidiary of us in connection with the disposition;

•	rights of holders of notes or debentures issued by us or our subsidiaries in deposits placed in trust to legally or “in substance” defease such notes or debentures;

•	any lien deemed to be created in connection with the securitization of accounts, receivables, instruments, chattel paper or other rights to payment of us or our subsidiaries, to the extent the assets are transferred to a special purpose entity (which may be owned by us or a subsidiary of us but is not consolidated for accounting purposes with the transferor or owner), where the transfer is a “true sale” for accounting purposes, and the face principal amount of the assets at any time outstanding is not more than $250,000,000;

•	liens on the property of a person existing at the time the person is acquired by, merged into or consolidated with us or any of our subsidiaries, so long as the liens were not incurred in contemplation of the acquisition, merger or consolidation and do not extend to any assets other than those of the person acquired by, merged into or consolidated with us or our subsidiary; and

•	liens securing indebtedness in an aggregate principal amount together with all liens securing other indebtedness of us and our subsidiaries outstanding on the date that the indebtedness is incurred (other than the liens described above) not exceeding 5% of our consolidated tangible assets.

Limitation on Sale and Lease-Back Transactions. Neither we nor any or our subsidiaries may enter into any sale and lease-back transactions with respect to any assets (except for temporary leases, including renewals, of not more than one year) unless:

•	it relates to any real property that we owned on the date of the indenture; or

•	we would be permitted to secure indebtedness in an amount equal to the discounted value of the obligations for rental payments; or

•	the net proceeds of the sale of the assets to be leased are at least equal to the fair value of the property.

Consolidation, Merger and Sale of Assets. We may not consolidate or merge with or into any person, or sell, or permit any of our subsidiaries to sell, all or substantially all of our and our subsidiaries’ properties and assets unless immediately after the transaction, no event of default occurs and continues, the conditions specified in the indenture are met, and either

•	we are the surviving or continuing corporation; or

•

the entity formed by the consolidation or into which we merge or the person which acquires us by purchasing our properties and assets is an entity organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and it expressly assumes, by supplemental indenture, the due and punctual payment of the principal of and interest on and any additional amounts with respect to all the securities and the performance and observance of every covenant in the indenture and the outstanding securities on the part of us to be performed or observed.

Modification and Waiver

Without the consent of the holders of securities, we may enter supplemental indentures to cure any ambiguity or to correct or supplement any provision in the indenture which may be defective or inconsistent with another provision in the indenture, or to make any other provisions with respect to questions arising under the indenture, which do not adversely affect in any material respect the interests of the holders of the outstanding debt securities.

We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series. However, without the consent of each holder, we cannot modify or amend the indenture in a way that would:

•	change the stated maturity of the principal of, or any premium or installment of interest on or payment of any additional amounts under, any debt security;

•	reduce the principal amount of, or the interest rate on, any debt security;

•	reduce the principal payable upon acceleration, or provable in bankruptcy, of any debt security issued with original issue discount;

•	change the redemption provisions or adversely affect the right of prepayment of any debt security;

•	change the place or currency of payment of principal or interest on any debt security;

•	impair the right to sue to enforce any payment on any debt security after it is due;

•	reduce the percentage in principal amount of outstanding debt securities necessary to modify or amend the indenture, to waive compliance with some requirements of the indenture or some defaults or reduce the quorum requirements of meetings of holders of debt securities;

•	modify the provisions of the indenture summarized in this paragraph; or

•	make any changes that adversely affect the rights to convert or exchange any debt securities. (Section 9.2).

The holders of a majority in aggregate principal amount of outstanding debt securities of any series may waive our compliance with some restrictive covenants of the indenture with respect to the outstanding debt securities of that series (Section 10.8). The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to outstanding debt securities of that series, which will be binding on all holders of debt securities of that series, except a default in the payment of principal or of premium or interest on any debt security of that series or in respect of a provision of the indenture that cannot be modified or amended without each holder’s consent. (Sections 5.8 and 5.13).

Events of Default

Each of the following will be an event of default:

•	default for 30 days in the payment of any interest;

•	default in the payment of principal;

•	default in the deposit of any sinking fund payment when and as due by the terms of a security;

•	default in the performance, or breach, of any covenant or warranty in the indenture for 60 days after written notice of default is given to us by the trustee or by the holders of at least 25% in principal amount of the outstanding series of securities;

•	a failure to pay when due or a default that results in the acceleration of maturity of any other debt of ours or our subsidiaries in an aggregate amount of $40 million or more, unless (a) the acceleration is rescinded, stayed or annulled, or (b) the debt has been discharged or, in the case of debt we are contesting in good faith, we set aside a bond, letter of credit, escrow deposit or other cash equivalent sufficient to discharge the debt within 30 days after written notice of default is given to us by the trustee or by the holders of at least 25% in principal amount of the outstanding series of securities; and

•	certain events in bankruptcy, insolvency or reorganization.

We are required to furnish the trustee annually a statement as to our fulfillment of our obligations under the indenture. The trustee may withhold notice of any default to the holders of debt securities of any series (except a default on principal or interest payments on debt securities of that series) if it considers it in the interest of the holders to do so.

If an event of default occurs and continues, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of the series in default may declare the principal amount immediately due and payable by written notice to us (and to the trustee if given by the holders). Upon any such declaration, the principal amount will become immediately due and payable. However, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

Except for certain duties in case of an event of default, the trustee is not required to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders offer the trustee reasonable security or indemnity. If the holders provide this security or indemnity, the holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or powers conferred on the trustee with respect to the debt securities of that series.

No holder of a debt security may bring any lawsuit or other proceeding with respect to the indenture or for any remedy under the indenture, unless (a) the holder first gives the trustee written notice of a continuing event of default, (b) the holders of at least 25% in principal amount of the outstanding debt securities of the series in default give the trustee a written request to bring the proceeding and offer the trustee reasonable security or indemnity, and (c) the trustee fails to institute the proceeding within 60 days of the written request and has not received from holders of a majority in principal amount of the outstanding debt securities of the series in default a direction inconsistent with that request. However, the holder of any debt security has the absolute right to receive payment of the principal of and any interest on the debt security on or after the stated due dates and to take any action to enforce any such payment.

Discharge, Defeasance and Covenant Defeasance

We may discharge some obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable, will become due and payable within one year or are scheduled for redemption within one year by depositing with the trustee, in trust, funds in U.S. dollars or in the foreign currency in which the debt securities are payable in an amount sufficient to pay the principal and any premium, interest and additional amounts on the debt securities to the date of deposit, if the debt securities have become due and payable, or to the maturity date, as the case may be. (Section 4.1).

Unless the applicable prospectus supplement states that the following provisions do not apply to the debt securities of that series, we may elect either:

•

to defease and be discharged from any and all obligations with respect to the debt securities, except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of some events of taxation, assessment or governmental charge with respect to payments on the debt securities and other obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency with respect to the debt securities and to hold moneys for payment in trust, also referred to as defeasance; or

•	to be released from our obligations under the indenture with respect to the debt securities under some covenants as described in the prospectus supplement, and our failure to comply with these obligations will not constitute an event of default with respect to the debt securities, also referred to as covenant defeasance. (Section 4.2).

Defeasance or covenant defeasance is conditioned on our irrevocable deposit with the trustee, in trust, of an amount in cash or government securities, or both, sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, the debt securities on the scheduled due dates. (Section 4.2).

Such a trust may be established only if, among other things:

•	the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

•	no event of default, or event which with notice or lapse of time would become an event of default, has occurred and continues on the date the trust is established and, with respect to defeasance only, at any time during the period ending on the 123rd day after that date; and

•	we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. This opinion, in the case of defeasance, must refer to and be based upon a letter ruling we have received from the Internal Revenue Service, a revenue ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture. (Section 4.2).

Governing Law

The indenture and the debt securities are governed by and will be interpreted under the laws of the State of New York. (Section 1.13).

Information Concerning the Trustee

Subject to the provisions of the Trust Indenture Act of 1939, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debt securities unless the holder offers the trustee reasonable indemnity against the costs, expenses and liabilities which might result. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in performing its duties. (Section 6.2).

We and our subsidiaries maintain banking relationships in the ordinary course of business with affiliates of the trustee.

DESCRIPTION OF CAPITAL STOCK

Common Shares

We are authorized to issue 505,000,0000 shares of all classes of stock, 500,000,000 of which are common shares, without par value, and 5,000,000 of which are preferred shares, without par value, of which 4,000,000 are voting preferred shares. As of April 30, 2003, there were 174,021,636 common shares issued and outstanding and no preferred shares issued and outstanding, although 2,000,000 Series A preferred shares have been authorized in connection with our preferred share purchase rights. All issued and outstanding common shares are fully paid and non-assessable. Each common share entitles the holder to purchase a portion of a Series A preferred share under certain circumstances described below.

All of our common shares are entitled to participate equally in any dividends that may be declared by our Board of Directors and upon liquidation of Convergys, subject to the prior rights of any preferred shares.

Each shareholder has one vote for each common share registered in the shareholder’s name. Our Board of Directors is divided into three classes as nearly equal in size as the total number of directors constituting the board permits. The number of directors may be fixed or changed from time to time by the shareholders or the directors.

The common shares registered for sale in this prospectus are of the same class as our outstanding common shares that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The common shares are listed on the New York Stock Exchange under the symbol “CVG.”

The description of our capital stock is available in our filings with the SEC referenced in the section “Where You Can Find More Information” and can be obtained as described in the section “Where You Can Find More Information.”

Preferred Shares

Our Board of Directors is authorized to issue preferred shares from time to time in series and to fix the dividend rate and dividend dates, liquidation price, redemption rights and redemption prices, sinking fund requirements, conversion rights, covenants, and certain other rights, preferences and limitations. Each series of preferred shares would rank, with respect to dividends and redemption and liquidation rights, senior to common shares. It is not possible to state the actual effect of the authorization of any series of preferred shares upon the rights of holders of the common shares until our Board of Directors determines the rights of the holders of one or more series of preferred shares. However, possible effects could include (a) restrictions on dividends on common shares, (b) dilution of the voting power of common shares to the extent that the voting preferred shares have voting rights or (c) inability of common shares to share in our assets upon liquidation until satisfaction of any liquidation preference granted to preferred shares.

No holders of shares of any class of our capital stock have pre-emptive rights nor the right to exercise cumulative voting in the election of directors.

Anti-takeover Effects of Certain Provisions of our Articles of Incorporation, Ohio Law and Share Purchase Rights Agreement

Amended Articles of Incorporation

Ohio law provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority) our Amended

Articles of Incorporation do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to our Amended Articles of Incorporation, relatively difficult, and a vote of the holders of in excess of one-third of our common shares outstanding would be sufficient to prevent implementation of any of the corporate actions mentioned above.

In addition, Article Fifth of our Amended Articles of Incorporation classifies the Board of Directors into three classes of directors with staggered terms of office and our Regulations provide certain limitations on the removal from and filling of vacancies in the office of director.

In addition, Ohio Revised Code Section 1701.71 provides that any amendments to the articles of incorporation of an issuing public corporation (such as Convergys) that would change or eliminate the classification of directors must be approved not only by a vote of at least two-thirds of all shareholders, but also by the holders of the majority of shares not owned by interested shareholders, which are defined as holders of 10% or more of the voting power of the corporation.

Article Sixth of our Amended Articles of Incorporation requires that certain minimum price requirements and procedural safeguards be observed by a person or entity after he, she or it becomes the holder of 10% or more of the voting shares of Convergys if such person or entity seeks to effect a merger or certain other business combinations that could fundamentally change or eliminate the interests of the remaining shareholders. If such requirements and procedures are not complied with, or if the proposed business combination is not approved by at least a majority of the members of the Board of Directors who are unaffiliated with the new controlling person or entity (taking into account certain special quorum requirements), the proposed business combination must be approved by the holders of 80% of the outstanding common shares and outstanding voting preferred shares of Convergys, voting together as a class, notwithstanding any other class vote required by law or by our Amended Articles of Incorporation. In the event the price criteria and procedural requirements are met or the requisite approval by such unaffiliated directors (taking into account certain special quorum requirements) is given with respect to a particular business combination, the normal voting requirements of Ohio law would apply.

In addition, Article Sixth of our Amended Articles of Incorporation provides that the affirmative vote of the holders of 80% of the voting shares, voting as a single class, is required to amend or repeal, or adopt any provisions inconsistent with, Article Sixth. An 80% vote is not required to amend or repeal, or adopt a provision inconsistent with, Article Sixth if the Board of Directors has recommended such amendment or other change and if, as of the record date for the determination of shareholders entitled to vote thereon, no person is known by the Board of Directors to be the beneficial owner of 10% or more of the voting shares, in which event the affirmative vote of the holders of two-thirds of the voting shares, voting as a single class, shall be required to amend or repeal, or adopt a provision inconsistent with, Article Sixth.

Ohio Revised Code Provisions

Ohio, the state of the Company’s incorporation, has enacted Ohio Revised Code Section 1701.831, a control share acquisition statute, and Chapter 1704, a merger moratorium statute. The control share acquisition statute provides that, unless a corporation’s articles of incorporation provides otherwise, any person acquiring shares of an issuing public corporation (which definition Convergys meets) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.

The merger moratorium statute provides that, unless a corporation’s articles of incorporation or regulations otherwise provide, an issuing public corporation (which definition Convergys meets) may not engage in a Chapter 1704 transaction for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation’s board of directors prior to such voting power acquisition. A person who acquires such voting power is an interested shareholder, and Chapter 1704 transactions involve a broad range of transactions, including mergers, consolidations, combination, liquidations, recapitalization and other transactions between an issuing public corporation and an interested shareholder if such transactions involve 5% of the assets or shares of the issuing public corporation or 10% of its earning power. After the initial three year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions.

Ohio has also enacted a greenmailer disgorgement statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

Rights Agreement

On November 19, 1998, our Board of Directors declared a dividend distribution of one right on each of our common shares outstanding, to holders of record of the common shares at the close of business on December 1, 1998. One right also will be distributed for each common share issued after December 1, 1998, until the distribution date described below. Each right entitles the registered holder to purchase from Convergys a unit consisting of one one-hundredth of a Series A preferred share at a purchase price of $70 per unit, subject to adjustment.

The description and terms of the rights are set forth in a Rights Agreement dated as of November 30, 1998 between Convergys and The Fifth Third Bank, as Rights Agent.

Initially, the rights will be attached to all common share certificates representing shares then outstanding, and no separate rights certificates will be distributed. The rights will separate from the common shares and a distribution date will occur upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common shares or (ii) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 15% or more of the outstanding common shares.

The rights are not exercisable until the distribution date and will expire at the close of business on December 1, 2008, unless earlier redeemed by us as described below.

If a person becomes the beneficial owner of 15% or more of our common shares (“Flip-In Event”), each holder of a right will have the right to receive, upon exercise, common shares having a value equal to two times the purchase price of the right. Moreover, the rights will not be exercisable until the rights are no longer redeemable as described below. If we do not have enough authorized common shares to satisfy the exercise of the rights, we will be required to substitute value in the form of cash, property, debt or equity securities, or a reduction of the purchase price, or any combination of the foregoing, in an aggregate amount equal to the value of the common shares which would otherwise be issuable.

In addition, we may provide that, in lieu of payment of any exercise price by holders of the rights, we will issue to such holders securities equal to the value of the spread between the exercise price and the value of the common shares. The acquiring person would not be permitted to exercise any rights and any rights held by such person (or certain transferees of such person) will be null and void and non-transferable.

If, following the distribution date, we are acquired in certain specified mergers or other business combinations, or 50% or more of our assets or earning power are sold or transferred in one transaction or a series of related transactions (“Flip-Over Events”), each right becomes a right to acquire common stock of the other party to the transaction (or its ultimate parent in certain circumstances) having a value equal to two times the purchase price. As an enforcement mechanism, the Rights Agreement prohibits us from entering into any such transaction unless the other party agrees to comply with the provisions of the rights.

The purchase price payable and the number of units of preferred shares or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution.

We may redeem the rights in whole, but not in part, at a price of $0.01 per right, at any time prior to a Flip-In Event. Immediately upon the action of the Board of Directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.01 redemption price.

Until a right is exercised, its holder, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The terms of the rights are more fully described in a Form 8-A for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Exchange Act, which is incorporated by reference herein.

The issuance of the common shares (and their related preferred share purchase rights), the preferred shares and the warrants described herein may have certain anti-takeover effects and possible disadvantages. The issuance of such securities will cause substantial dilution to a person or group who attempts to acquire Convergys or a significant equity ownership interest without obtaining prior approval of our Board of Directors. Accordingly, an acquiring entity might decide not to acquire Convergys or such an interest, although individual shareholders may view such an acquisition favorably. In addition, to the extent that issuance of such securities discourages takeovers that would result in a change in our management or Board of Directors, such a change will be less likely to occur. Our Board of Directors believes, however, that the advantages of discouraging potentially discriminatory and abusive takeover practices outweigh any potential disadvantages resulting from the issuance of such securities (and the preferred share purchase rights related thereto). The issuance of the securities hereunder should not interfere with any merger or other business combination approved by the Board of Directors.

DESCRIPTION OF DEBT WARRANTS

We may issue, alone or together with debt securities, debt warrants for the purchase of debt securities. The debt warrants will be issued under debt warrant agreements to be entered into between us and a bank or trust company, as debt warrant agent, at the time of issue. A copy of the form of the debt warrant agreement and debt warrant certificate will be filed as an exhibit to the registration statement of which this prospectus forms a part.

General

A prospectus supplement will describe the terms of the debt warrants offered, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

•	the date, if any, on and after which the debt warrants and the related debt securities may be separately transferred;

•	the principal amount of debt securities purchasable upon exercise of debt warrants and the price at which such principal amount of debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants shall commence and the date on which the right shall expire;

•	if the debt securities purchasable upon exercise of the debt warrants are original issue discount debt securities, a discussion of the material federal income tax considerations applicable to the debt securities; and

•	whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

Debt warrant certificates may be exchanged for new debt warrant certificates of different denominations and debt warrants may be exercised at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement.

No Rights as Holders of Debt Securities

Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise (except to the extent that consent of holders of debt warrants may be required for certain modifications of the terms of the indenture and a series of debt securities issuable upon exercise of the debt warrants). In addition, holders of debt warrants will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the debt securities purchasable upon exercise.

Exercise of Debt Warrants

Each debt warrant will entitle the holder to purchase for cash the principal amount of debt securities at the exercise price set forth or to be determined as set forth in the prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, unexercised debt warrants will become void.

Debt warrants may be exercised in the manner set forth in the prospectus supplement. Upon receipt of payment and the properly completed and duly executed warrant certificate at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchased upon such exercise. If less than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

DESCRIPTION OF WARRANTS TO PURCHASE COMMON SHARES OR PREFERRED SHARES

We may issue, alone or together with common shares or preferred shares, warrants for the purchase of common shares or preferred shares. The warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent, at the time of issue. A copy of the form of the warrant agreement and the warrant certificate for both common shares and preferred shares will be filed as an exhibit to the registration statement of which this prospectus is a part.

General

A prospectus supplement will describe the terms of the warrants offered, the warrant agreement relating to the warrants and the warrant certificates representing the warrants, including the following:

•	the offering price, if any;

•	the designation and terms of the common shares or preferred shares that may be purchased upon exercise of the warrants;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the number of common shares or preferred shares that may be purchased upon exercise of one warrant and the initial price at which such shares may be purchased upon exercise;

•	the date on which the right to exercise the warrants will begin and the date on which such right will expire;

•	a discussion of material U.S. federal income tax considerations;

•	the call provisions, if any;

•	the currency, currencies or currency units in which the offering price, if any, and exercise price are payable;

•	the antidilution provisions of the warrants; and

•	any other terms of the warrants.

The common shares or preferred shares to be issued upon exercise of the warrants will, when issued in accordance with the warrant agreement, be fully paid and nonassessable.

Exercise of Warrants

Warrants may be exercised by surrendering to the warrant agent the warrant certificate with the form of election to purchase on the reverse side of the certificate duly completed and signed by the warrant holder, or its duly authorized agent, with such signature guaranteed by a bank or trust company, by a broker or dealer which is a member of the National Association of Securities Dealers, Inc. or by a member of a national securities exchange. The form of election should indicate the warrant holder’s election to exercise all or a portion of the warrants evidenced by the certificate. Surrendered warrant certificates must be accompanied by payment of the aggregate exercise price of the warrants to be exercised, as set forth in the prospectus supplement. The payment should be made in U.S. dollars, unless otherwise provided in the prospectus supplement. Upon the warrant agent’s receipt of the surrendered warrant certificates and payment of the aggregate exercise price of the warrants, the stock warrant agent will request that the transfer agent issue and deliver to or upon the written order of the exercising warrant holder, a certificate stating the number of common shares or preferred shares purchased. If less than all of the warrants evidenced by any warrant certificate are exercised, the warrant agent will deliver to the exercising warrant holder a new warrant certificate representing the unexercised warrants.

No Rights as Shareholders

Holders of warrants, by virtue of being such holders, will not be entitled to vote, consent, receive dividends, receive notice as shareholders with respect to any meeting of shareholders for election of directors or any other matter, or exercise any rights whatsoever as shareholders.

PLAN OF DISTRIBUTION

Each prospectus supplement will describe the method of distribution of securities offered pursuant to that prospectus supplement.

We may sell the securities:

•	directly to purchasers, or

•	through agents, underwriters, or dealers, or

•	through a combination of any of these methods of sale.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices which may be changed, or at market prices prevailing at the time of sale, or at prices related to the prevailing market prices or at negotiated prices.

We may designate agents to solicit offers to purchase the securities from time to time. These agents may be deemed to be underwriters, as defined in the Securities Act of 1933, involved in the offer or sale of the securities. The prospectus supplement will name the agents and any commissions we pay them. Agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, under agreements between us and the agents, and the agents or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

If we use any underwriters in the sale, we will enter into an underwriting agreement with them at the time of sale and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement that the underwriters use to make resales of the securities. The underwriters may be entitled under the relevant underwriting agreement to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and the underwriters or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business.

If we use dealers in the sale of the securities, we will sell the securities to those dealers, as principals. The dealers may then resell the securities to the public at varying prices to be determined by them at the time of resale. Dealers may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and the dealers or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business.

Our common shares are listed on the New York Stock Exchange. Other than the common shares, we do not propose to list the offered securities on a securities exchange, and any underwriters or dealers will not be obligated to make a market in the offered securities. We may elect to list any series of offered securities on an exchange, and in the case of the common shares, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we will not be obligated to do so. We can give no assurance as to the liquidity of the trading market for any of the offered securities.

LEGAL MATTERS

The validity of the securities will be passed upon for us by Frost Brown Todd LLC, Cincinnati, Ohio.

EXPERTS

The Convergys consolidated financial statements and related financial statement schedule appearing in Convergys’ Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as of and for each of the two years ended December 31, 2002 as set forth in their report thereon included and therein incorporated herein by reference, and have been so incorporated herein in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing. The Convergys consolidated financial statements and related financial statement schedule for the year ended December 31, 2000, which have been restated to give retroactive effect to the merger of Convergys with Geneva Technology and subsidiaries on April 6, 2001 in a transaction accounted for as a pooling-of-interests, and which appear in Convergys’ Annual Report on Form 10-K/A for the year ended December 31, 2002, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing. The consolidated profit and loss account, cash flow statement and statement of total recognized gains and losses (not separately presented therein) of Geneva Technology and subsidiaries for the year ended December 31, 2000, are in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm, as experts in accounting and auditing.